UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CULLINAN THERAPUTICS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

230031106
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Blue Owl Capital Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,010,972

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,010,972

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,010,972

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.45%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Calculated based on 58,227,593 shares of Common Stock outstanding as of October 31, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

Item 1(a).	Name of Issuer:

          Cullinan Theraputics Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Main Street, Suite 1350
Cambridge, MA, 02142

Item 2(a).	Names of Persons Filing:

This statement is filed by Blue Owl Capital Holdings LP, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

399 Park Avenue
New York, NY 10022

Item 2(c).	Citizenship:

          See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities:

          Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

          230031106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii) Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii) Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

This Statement shall not be construed as an admission that any of the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Upon effectiveness of the Issuer’s delisting and deregistration, the Reporting Person will cease to have reporting obligations pursuant to Section 13(d).

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.	Notice of Dissolution of Group.

          Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

BLUE OWL CAPITAL HOLDINGS LP

	By:	/s/ Karen Hager
Name:	Karen Hager
Title:	Chief Compliance Officer